UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   July 29, 2004

Cowlitz Bancorporation
(Exact Name of Registrant as specified in its charter)

Washington	0-23881	91 - 529841
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

927 Commerce Ave., Longview, Washington	98632
Address of Principal Executive Office	Zip Code

Registrant's telephone number including area code: 360-423-9088

(Former name or former address, if changed since last report)   Not applicable

Item 7. Financial Statements and Exhibits

      (a)   Financial statements of business acquired.

               Not applicable.

      (b)   Pro Forma Financial Information

               Not applicable.

      (c)   Exhibits.

The following exhibits are being furnished herewith and this list shall constitute the exhibit index:

<u>Exhibit</u>

   (99)   Press Release

Item 12. Results of Operations and Financial Condition

      On July 29, 2004, Cowlitz Bancorporation issued a press release with respect to financial results for the second quarter of 2004. A copy of the press release is furnished as Exhibit 99.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                       COWLITZ BANCORPORATION
                       (Registrant)

Date: July 29, 2004   By: <u>/s/ Richard J. Fitzpatrick</u>
                            Richard J. Fitzpatrick
                            Chief Executive Officer

EXHIBIT 99

July 29, 2004 5:00 p.m. Pacific Time

Company Press Release

SOURCE: *Cowlitz Bancorporation*
CONTACTS: Richard J. Fitzpatrick, Chief Executive Officer
              Donna P. Gardner, Chief Financial Officer
              (360) 423-9800

Cowlitz Bancorporation Announces Earnings

LONGVIEW, Wash., **July 29, 2004** /PRNewswire/ --

FlashResults
Cowlitz Bancorporation (NASDAQ: <u>CWLZ</u>)
(Numbers in Thousands, Except Per Share Data)

	Three Months Ended 6/30/04	Three Months Ended 6/30/03	Six Months Ended 6/30/04	Six Months Ended 6/30/03
Net Interest Income	$2,948	$2,798	$5,814	$5,926
Net Income	$439	$285	$836	$928
Average Diluted Shares	4,116	3,960	4,124	3,936
Diluted EPS	$0.11	$0.07	$0.20	$0.24

Cowlitz Bancorporation (NASDAQ: <u>CWLZ</u> - <u>news</u>) today reported net income of $439,000 or $0.11 per diluted share for the second quarter of 2004, compared to net income of $285,000 or $0.07 per diluted share during the second quarter of 2003. Net income for the six months ended June 30, 2004 was $836,000 or $0.20 per diluted share compared to $928,000 or $0.24 per diluted share for the same period of 2003.

"Net income during the second quarter of 2004 is 54% higher than during the second quarter last year. The progress made in the banking segment is especially significant with net income increasing from $61,000 a year ago to $613,000 in the current quarter," said Richard J. Fitzpatrick, President and CEO of Cowlitz Bancorporation and Cowlitz Bank.

Total non-performing assets have declined significantly to $1.3 million at June 30, 2004 compared to $3.2 million at December 31, 2003 and $5.8 million at June 30, 2003. The ratio of non-performing assets to total assets was 0.48% at June 30, 2004 compared to 1.20% at December 31, 2003 and 1.94% at June 30, 2003. "With the challenges of the past several years firmly behind us, we are now dedicating our resources to growing our commercial banking presence in the markets we serve," said John S. Maring, Chairman of the Cowlitz Bank Board of Directors.

Fitzpatrick added, "We are encouraged by the progress made in reducing non-performing assets while increasing earnings in the banking segment. We can now focus on taking advantage of our strengths, enhancing our customer service, and looking for future opportunities."

The Company's provision for loan losses was $100,000 and $43,000 for the three months ended June 30, 2004 and 2003, respectively. During the six months ended June 30, 2004, Cowlitz Bank charged $250,000 to its provision for loan losses. This expense was offset by a $163,000 recovery and recognition of a benefit of a previously charged-off loan by Cowlitz Bancorporation. The result was a provision for loan loss of $87,000 for the six months ended June 30, 2004. The loan loss provision for the same period of 2003 was $566,000. At June 30, 2004, the loan loss reserve was $4.0 million, or 2.38% of total loans and over eight times the level of non-performing loans. The Company recorded net charge-offs of $13,000 during the first six months of 2004, compared to net charge-offs of $849,000 during the same period of 2003. Excluding the recovery of $163,000 received by the holding company, net charge-offs for the first six months of 2004 were $176,000.

Total assets at June 30, 2004 were $259.8 million compared to $268.8 million at December 31, 2003, and $298.3 million at June 30, 2003. The majority of the asset decline resulted from the run-off of residential mortgage loans held-for-sale consistent with the Bank's mortgage realignment strategy.

Cowlitz Bancorporation is the holding company of Cowlitz Bank. In addition to its four branches in Cowlitz County Washington, Cowlitz Bank's divisions include Bay Bank located in Bellevue and Vancouver, Washington and Portland and Wilsonville, Oregon; and Bay Mortgage, with offices in Longview and Vancouver, Washington. Cowlitz specializes in commercial banking services for Northwest businesses, professionals, and retail customers. In addition to commercial and retail banking, financial services include mortgage origination and trust services.

Forward-Looking Statements

This press release contains forward-looking statements. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements are subject to risks and uncertainties. Actual results could differ materially from those discussed in this press release as a result of risk factors identified in the Company's Form 10-K for the year ended December 31, 2003, filed with the SEC. Specific risks in this release relate to the Company's assertion that past challenges are firmly behind them, growing commercial banking, and taking advantage of strengths, enhancing customer service, and looking for future opportunities.

FINANCIAL HIGHLIGHTS
(Unaudited except December 31, 2003 results - $ in thousands, except per share data)

INCOME STATEMENT	Three Months Ended Jun 30,		Six Months Ended Jun 30,	
	2004	2003	2004	2003
Interest income	$ 3,684	$ 4,151	$ 7,304	$ 8,810
Interest expense	736	1,353	1,490	2,884
Net interest income	2,948	2,798	5,814	5,926
Provision for loan losses	100	43	87	566
Net interest income after loan loss provision	2,848	2,755	5,727	5,360
Non-interest income	722	2,710	1,530	6,204
Non-interest expense	3,017	5,019	6,190	10,124
Income before provision for income taxes	553	446	1,067	1,440
Provision for income taxes	114	161	231	512
Net income	$ 439	$ 285	$ 836	$ 928
Basic earnings per weighted average				
share of common stock	$ 0.11	$ 0.07	$ 0.21	$ 0.24
Diluted earnings per weighted average				
share of common stock	$ 0.11	$ 0.07	$ 0.20	$ 0.24
Weighted average shares outstanding				
Basic	3,914,493	3,835,261	3,910,436	3,827,386
Diluted	4,116,249	3,959,677	4,123,664	3,936,297
Actual shares outstanding	3,917,975	3,861,432	3,917,975	3,861,432
Efficiency Ratio	82.21%	91.12%	84.29%	83.46%
Number of full-time equivalent employees			105	170

	Three Months Ended Jun 30,		Six Months Ended Jun 30,	
SELECTED AVERAGES	2004	2003	2004	2003
Average interest-earning assets	$ 240,435	$279,600	$237,254	$ 291,975
Total average assets	$ 264,222	$297,199	$261,343	$ 309,381
Average interest-bearing liabilities	$ 173,980	$218,511	$171,759	$ 230,274
Average equity	$ 32,452	$ 32,516	$ 32,473	$ 32,208

BALANCE SHEET	Jun 30, 2004	Dec 31, 2003	Jun 30, 2003
Total assets	$ 259,754	$ 268,799	$ 298,284
Securities available for sale	$ 57,325	$ 47,000	$ 28,845
Securities held to maturity	$ 100	$ 8,144	$ 1,026
Loans, net of allowance for loan losses	$ 166,135	$ 159,522	$ 163,081
Loans held for sale	$ -	$ 8,360	$ 27,017
Bank Owned Life Insurance	$ 8,406	$ 8,170	$ -
Goodwill	$ 852	$ 852	$ 2,352
Other intangible assets	$ 103	$ 236	$ 369
Deposits	$ 223,549	$ 226,480	$ 253,348
Borrowings	$ 1,957	$ 8,617	$ 10,524
Equity	$ 32,149	$ 31,802	$ 32,364
Book value per share	$ 8.21	$ 8.16	$ 8.38
Tangible book value per share	$ 7.96	$ 7.88	$ 7.68
Tier 1 leverage capital ratio	11.89%	11.39%	9.87%

	Three Months Ended Jun 30,		Six Months Ended Jun 30,	
RATIOS ANNUALIZED	2004	2003	2004	2003
Return on average assets	0.66%	0.38%	0.64%	0.60%
Return on average equity	5.41%	3.51%	5.15%	5.76%
Average equity/ average assets	12.28%	10.94%	12.43%	10.41%
Interest rate yield on interest-earning assets	6.13%	5.94%	6.16%	6.03%
Interest rate expense on interest-bearing liabilities	1.69%	2.48%	1.73%	2.50%
Interest spread	4.44%	3.46%	4.43%	3.53%
Net interest margin	4.90%	4.00%	4.90%	4.06%

	Six Months Ended Jun 30,	
ALLOWANCE FOR LOAN LOSSES	2004	2003
Balance at beginning of period	$ 3,968	$ 6,150
Provision for loan losses	87	566
Recoveries	198	91
Charge Offs	(211)	(940)
Balance at end of period	$ 4,042	$ 5,867
Loan loss allowance/gross loans	2.38%	3.47%
Loan loss allowance/non-performing loans	805.18%	155.83%

NON-PERFORMING ASSETS	Jun 30, 2004	Dec 31, 2003	Jun 30, 2003
Accruing loans – over 90 days past due	$ 7	$ 17	$ 149
Nonaccrual loans	495	1,856	3,616
Total non-performing loans	502	1,873	3,765
Other real estate owned	757	1,352	2,016
Other assets	-	-	2
Total non-performing assets	$ 1,259	$ 3,225	$ 5,783
Total non-performing assets/total assets	0.48%	1.20%	1.94%